Marc A. Recht

T: +1 617 937 2316

mrecht@cooley.com

December 17, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Suzanne Hayes, Assistant Director

Re:                             Eagle Pharmaceuticals, Inc.

Draft Registration Statement on Form S-1

Submitted November 25, 2013

CIK No. 0000827871

Dear Ms. Hayes:

Enclosed on behalf of our client, Eagle Pharmaceuticals, Inc. (the “Company”), is the initial public filing (“Revision No. 2”) of the Registration Statement on Form S-1.  Revision No. 2 updates the Company’s draft registration statement (the “Prior Submission”) submitted confidentially to the Securities and Exchange Commission (the “Commission”) on November 25, 2013.  The copy of Revision No. 2 that is enclosed with the paper copy of this letter is marked to show changes from the Prior Submission.

Revision No. 2 is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated December 6, 2013 with respect to the Prior Submission (the “Comment Letter”).  The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.  Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Revision No. 2.

Staff Comments and Company Responses

Stock Based Compensation, page 68

1.              We noted your revised disclosure regarding our comment 15. Please address the following:

•                  Disclose if your valuations were retrospective or contemporaneous.

•                  Please clarify how you considered the preferred stock issuances in determining the fair value of your common stock. Clarify if your valuation method determined an enterprise value at each valuation date, how the enterprise value was determined, and how you allocated the enterprise value between the preferred and common stock.

500 Boylston Street, Boston, MA 02116-3736  T: (617) 937-2300  F: (617) 937-2400  www.cooley.com

•                  Disclose the assumptions used in your discounted cash flow methodology, and quantify the discount for lack of control and the discount for lack of marketability at each valuation date.

•                  Regarding your estimated probabilities for options granted on November 21, 2013, please tell us why a 15% probability was used for the IPO scenario.

Response:  In response to the Staff’s comment in bullets #1-3, the Company has revised the disclosure on pages 69-71 of Revision No. 2 to provide additional disclosure on its common stock valuation.  In response to the Staff’s comment in bullet #4, the Company advises the Staff that its estimate of a 15% probability for an IPO was the result of both outside market factors and the Company’s progression through the IPO process.  For options granted on April 19, 2013, the Company estimated its probability for an IPO at 0% due to the fact that it was not actively pursuing an IPO at the time.  In the next four months, management continued to monitor market trends and determined that an IPO was a good option for additional funding, as opposed to additional private financing. On November 21, 2013, while the Company had progressed significantly through the IPO process having submitted a draft registration statement and having received Staff comments, the Company continued to monitor IPO market conditions and observed an increase in withdrawn and postponed IPOs.  For these reasons, a 15% probability of an IPO was used for options granted on November 21, 2013.

2.              You disclose in the table on page F-23 that you granted 1,253,000 options as of September 30, 2012. Please reconcile this to the 644,000 shares granted on July 12, 2012 presented on page 69 in your revised disclosure.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 71 of Revision No. 2.  On July 12, 2012, 1,253,000 options were granted.

3.              We acknowledge your revised disclosure to our comment 16. Please address the following:

•                  In the first sentence of the last paragraph on page 69 you indicated that you used large capitalization companies with diversified product lines that produce relatively stable positive earnings. In the next sentence you state that you used 214 biotech and pharmaceutical companies. Please clarify your disclosure regarding the guideline public companies selected.

•                  Provide us the guideline public companies that you selected and what similarities existed between you and the guideline public companies selected such as the number of products, types of products, size, working capital, liquidity, etc. Specify any adjustments that were made to reflect differences between you and the public companies selected.

•                  Disclose the methodology used to determine your expected volatility factor from the data obtained from the selected companies.

Response:  In response to the Staff’s comment in bullet #1, the Company has revised the disclosure on page 71 to remove the reference to the 214 biotech and pharmaceutical companies and advises the Staff that reference to these companies was inadvertently included in the Prior Submission.  The guideline public companies listed on page 71 of Revision No. 2 are the relevant comparable companies used for the valuation.  In response to the Staff’s comment in bullets #2-3, the Company has revised the disclosure on page 71 of Revision No. 2 to provide additional disclosure on the selected guideline public companies.

License Agreements, page 89

4.              We note your response to prior comments 21-23 and reissue our comments requesting additional disclosure about the profit sharing and royalty percentage provisions in your agreements with Sandoz, The Medicines Company, SciDose. We consider these provisions material to investors and are not willing to grant requests for confidential treatment unless investors are provided with sufficient information about the agreements and their terms. Please revise your descriptions of these agreements to disclose the specific percentage or a meaningful range, not to exceed 10 percentage points.

Response:  In response to the Staff’s comment, below please find the Company’s responses with respect to previously issued comments 21-23, organized sequentially as a, b and c, respectively:

a)             Please expand the third paragraph to explain if you share gross profits equally with Sandoz and The Medicines Company. If the profits are not shared equally, please revise to explain how they are divided the profits.

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of Revision No. 2 to provide that the Company and The Medicines Company are obligated to share equally gross profits from the applicable products.

b)             Please revise the statement that Sandoz is obligated to pay you a majority of the net profits for all Authorized Generic product sold by Sandoz to more clearly explain how much of the net profits Sandoz is obligated to pay you. If this is competitively harmful information, you may disclose a range of not more than 10 percentage points rather than the exact allocation.

In response to the Staff’s comment, the Company has revised the disclosure on page 94 of Revision No. 2 to disclose, within a 10 percent range, the percentage of net profits Sandoz is obligated to pay the Company.

c)              Please revise to be more specific with respect to the royalty arrangements. “Mid double digits” and “low to mid double digits” does not provide sufficient information. If the exact percentage is competitively harmful information and you intend to seek confidential treatment for this information, please provide a range of not more than 10 percentage points.

In response to the Staff’s comment, the Company has revised the disclosure on pages 95-96 of Revision No. 2 to disclose, within a 10 percent range, the percentage of gross profits and milestone payments the Company is obligated to pay to SciDose and Robert One, respectively.

Note 13. Asset Sales, page F-26

5.              We acknowledge your response to our comment 27. Please revise your disclosure to specifically state that you cannot estimate the possible loss or range of loss related to the Hikma litigation beyond the $3,500,000 purchase price accrued, if true, as required by ASC 450-20-50-4.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages F-26-F-27 of Revision No. 2 to provide additional disclosure regarding the fact that the Company cannot estimate the loss or range of loss related to the Hikma litigation beyond the $3,500,000 purchase price accrued.

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The Company respectfully requests the Staff’s assistance in completing the review of Revision No. 2 as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding Revision No. 2 or this response letter to me at (617) 937-2316.  Thank you.

Sincerely,

/s/ Marc A. Recht

Marc A. Recht

cc:                                Scott Tarriff, Eagle Pharmaceuticals, Inc.

David Riggs, Eagle Pharmaceuticals, Inc.